Xinyuan Real Estate Splits Chairman and CEO Position

--Mr. Yong Zhang to Continue as Chairman of the Board—

--Mr. Xinqi Wang Appointed as Chief Executive Officer

BEIJING, October 1, 2013 /PRNewswire/-- Xinyuan Real Estate Co., Ltd. (NYSE: XIN, “Xinyuan” or “the Company”), a real estate developer with a focus on high growth cities in China, today announced that it has split the roles of chairman of the board and chief executive officer. The board of directors has appointed Mr. Xinqi Wang as Chief Executive Officer (“CEO”) while Mr. Yong Zhang will remain as Chairman of the Board.

Mr. Xinqi Wang possesses more than 20 years of experience in the field of real estate. Before joining Xinyuan, he worked for the last seven years for Wanda Commercial Properties Co., Ltd., one of China’s largest property enterprises, most recently serving as Vice President and General Manager of the Northern Projects Management Center. Mr. Yong Zhang remains as the Company's Chairman of the board of directors.

Mr. Yong Zhang, Chairman of Xinyuan, commented, “We are very pleased with the appointment of Mr. Xinqi Wang, a talented and highly experienced professional, as our CEO. Mr. Wang will focus on the daily management and execution of Xinyuan’s operations in China, allowing me more time to focus on the strategic development and direction of the Company. This move also enhances the board's independent oversight of Xinyuan's senior management team and enables better communications and relations between the board, the CEO and other executive management team members. Xinyuan has executed well over the last year on its development projects. As we move forward, we remain excited about our business momentum and look forward to Mr. Wang’s contributions to ensure Xinyuan reaches its full potential.”

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. In China, Xinyuan primarily focuses its development projects in Tier II cities, Zhengzhou, Ji’nan, Suzhou, Kunshan, Xuzhou, Chengdu and Hefei. The Company’s U.S. development arm, XIN Development Group International, Inc. is a pioneer amongst Chinese real estate residential developers, entering the U.S. market in 2012.  Xinyuan is the first real estate developer from China listed on the New York Stock Exchange.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.

Ms. Helen Zhang
Financial Controller
Tel: +86 (10) 8588-9255
Email: yuan.z@xyre.com

ICR, LLC

William Zima

In U.S.: +1 646-308-1472

In China: +86 (10) 6583-7511

Email: william.zima@icrinc.com